Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Nine months Ended April 30
	2009	2008
Net income available to stockholders (numerator)	$7,034	$6,586
Shares Calculation (denominator)
Average shares outstanding – Basic Common	5,135	5,052
Average shares outstanding – Basic Class B Common	1,872	1,852
Effect of Dilutive Securities:

Potential Common Stock relating to stock options	230	302
Average shares outstanding – Assuming dilution	7,237	7,206
Net Income Per Share: Basic Common	$1.06	$1.01
Net Income Per Share: Basic Class B Common	$0.86	$0.81
Diluted	$0.97	$0.91